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                                                                 EXHIBIT (a)(7)

         Vivendi to Acquire USFilter Through a $6.2 Billion Tender Offer
          Two Water Industry Leaders Join Forces to Create the World's
                          Largest Water Treatment Firm

      NEW YORK, March 22 - Vivendi, the world's largest environmental services provider and one of Europe's fastest-growing companies, today announced an agreement to acquire United States Filter Corporation (NYSE: USF - news) in a two-step cash transaction worth approximately US$6.2 billion (Euro 5.7 billion).

      The tender offer, approved by the boards of directors of both companies at $31.50 (Euro 29.0) per share of USFilter common stock, is the largest French acquisition ever made in the United States. The transaction is subject to regulatory approvals under the Hart-Scott-Rodino Act in the United States and by the European Union Commission.

      In the first step of the transaction, a Vivendi subsidiary will commence an all cash tender offer for all outstanding shares of USFilter common stock within five business days. In the second step, subject to the terms and conditions of the agreement, a Vivendi subsidiary will merge into USFilter, making USFilter a wholly owned subsidiary of Vivendi. In the merger, USFilter stockholders will receive $31.50 (Euro 29.0) per share in cash.

      USFilter has granted to Vivendi a 19.9 percent Treasury stock option. In addition, members of USFilter's senior management and a major USFilter stockholder, Apollo, L.P. agreed to tender their USFilter shares into the offer.


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      Once approved, the transaction would nearly double the revenues of
Vivendi's water treatment business through its Generale des Eaux subsidiary. Combined, Palm Desert, California-based USFilter and Paris-based Generale des Eaux would have annual sales of approximately $12 billion (Euro 11.0 billion). The transaction will create an undisputed water technology leader, with worldwide manufacturing, distribution and service capabilities for the commercial, industrial, municipal, residential and agricultural market segments.

      "What we recognized is that we share a vision of a full-service, global water enterprise," said Jean-Marie Messier, chairman of Vivendi. "The world's population is continuing to grow. Industry is demanding ever-higher standards of processed water for manufacturing and the demand for quality wastewater treatment to protect the environment has never been greater."

      After the transaction, USFilter Chairman and Chief Executive Officer Richard J. Heckmann will broaden his responsibilities, serving on the Generale des Eaux Board of Directors and joining Messier and Generale des Eaux Chairman Daniel Caille on the Vivendi Water Group Executive Committee.


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      "This transaction makes perfect sense for USFilter," Heckmann said. "Our customers, shareholders and employees all benefit from this agreement."

      Generale des Eaux was founded in Paris in 1853 to supply water to cities throughout France. Since then, the company has expanded beyond its borders to become a world leader in water treatment and distribution services. Generale des Eaux is a major player in the growing municipal privatization movement, in which cities contract out to private firms to design, build, own and operate their water and wastewater treatment services. Privatization is widespread in the United Kingdom and France and the concept is spreading to other parts of the world, including the United States, Canada, Latin America, China and the Pacific Rim.

      Generale des Eaux has over 4,000 municipal contracts in France through which it provides drinking water treatment services to more than 25 million people and wastewater treatment services for some 16 million residents. Outside France, Generale des Eaux provides water and wastewater treatment services for 65 million people on every continent.

      USFilter was founded in 1990 with the goal of becoming the world's largest water treatment equipment manufacturer. Sales have increased from $16 million (Euro 15 million) to about $5 billion (Euro 4.6 billion) this year as a result of both organic growth and strategic acquisitions companies such as Memtec, Culligan and Kinetics.

      USFilter's Memtec subsidiary is the world leader in advanced microfiltration technology, which can be used to treat drinking water and recycle wastewater without the use of chemicals. Microfiltration technology is

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becoming increasingly sought after worldwide as means of removing giardia and cryptosporidium and other water-borne parasites and pathogens.

      USFilter's Culligan subsidiary bottles water and provides industrial water treatment services in numerous locations throughout Europe, Asia and Latin America.

      USFilter has also made numerous acquisitions in the industrial water treatment sector which, when combined with its Kinetics subsidiary, give it the ability to not only provide high purity water treatment services, but the high purity piping infrastructure needed by companies in the biotechnology, pharmaceutical and microelectronics industries.

      "Vivendi and USFilter have both been targeting the growing worldwide water market, but from different starting points and with an emphasis on different types of clients," said Messier of


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Vivendi. "Our businesses are very complementary and this agreement gives us access to the North American water treatment business and a very strong management team to run it."

      "This transaction makes strategic sense for us," said USFilter Chairman and Chief Executive Officer Richard J. Heckmann. "Generale des Eaux offers USFilter an enormous worldwide market for everything we manufacture. Together we will have a capability for tapping the municipal privatization market in the United States and elsewhere that we haven't had before."

      Heckmann and Messier added that joining forces at this time is a strategic move by both companies to provide unprecedented single source service for their customers, who include commercial, industrial, municipal and residential customers worldwide. Fittingly, today's announcement in New York coincides with the United Nations observance of "World Day for Water."

      USFilter has 28,000 employees in some 2,000 manufacturing, distribution and sales offices in 94 countries. Generale des Eaux has 40,000 employees in 90 countries.

      Vivendi, Generale des Eaux's parent company, is a major player in Europe's communications and utilities industries. Vivendi has 235,000 employees, annual sales of about $35 billion (Euro 32 billion) and market capitalization of over $41 billion (Euro 38.0 billion). In 1998, Generale des Eaux had net sales of $7.3 billion (Euro 6.7 billion), of which $1.6 billion (Euro 1.5 billion) stemmed from sales outside France. Vivendi also recently acquired most of Waste Management's Houston, Texas-based industrial services business, which has net sales of $360 million (Euro 331.0).

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      Vivendi and USFilter invite you to visit their respective websites, at
www.vivendi.com and www.usfilter.com. Please contact Sandra Sokoloff or Melissa Kinch at the numbers listed below to schedule interviews with Jean-Marie Messier or Richard Heckmann today or Tuesday, March 23.

      Forward-looking statements in this release, including, without limitation, statements relating to USFilter's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; advertising and promotional efforts; existence of adverse publicity or litigation; changes in business strategy or plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with governmental regulations; and other factors described in filings of the company with the U.S. Securities and Exchange Commission. USFilter undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

      CONTACT: Alain Delrieu, 011-331-171711711, Fax: 011-331-171713711, or
Sandra Sokoloff, 212-367-6892, both of Vivendi; or Jeff Crider, 760-341-8173,
Fax: 760-341-9368, or Melissa Kinch, 310-444-1306, both of United States Filter Corporation.



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